Exhibit 99.7
Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006
Month ended (“current Month”)
31 December 2010

Consolidated statement of cash flows

		Current	Year to date
		Month	(12 months)
Cash flows related to operating activities		$A’000	$A’000

1.1	Receipts from customers	403	2,464
1.2	Payments for (a) staff costs	(457)	(4,207)
	(b) advertising and marketing	—	—
	(c) research and development	(194)	(821)
	(d) leased assets	—	—
	(e) other working capital	(112)	(3,812)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	3	23
1.5	Interest and other costs of finance paid	(110)	(480)
1.6	Income taxes paid	—	—
1.7	Other (provide details if material)		628

	Net operating cash flows	(467)	(6,205)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

		Current	Year to date
		Month	(12 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	(467)	(6,205)

Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	—

1.14	Total operating and investing cash flows	(467)	(6,205)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	140	7,111
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	886
1.18	Repayment of borrowings	—	(471)
1.19	Dividends paid	—	—
1.20	Other	—	(204)

	Net financing cash flows	140	7,322

	Net increase (decrease) in cash held	(343)	1,100

1.21	Cash at beginning of Month/year to date	1,510	67
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of Month	1,167	1,167

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Month
		$A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	25

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
     Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—
     Financing facilities available
     Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	17,539	17,539

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown		Current Month	Previous Month
in the consolidated statement of cash flows) to the related		$A’000	$A’000
items in the accounts is as follows.

4.1	Cash on hand and at bank	1,167	1,510

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of Month (item 1.23)	1,167	1,510

Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:	/s/ Brett Farmer	Date: 28 January 2010

(Company secretary)

Print name:	Brett Farmer

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Metal Storm Limited

ABN	Quarter ended (“current quarter”)

99 064 270 006	31st December 2010

Consolidated statement of cash flows

	Current	Year to date
	quarter	(12 months)
Cash flows related to operating activities	$A’000	$A’000

1.1 Receipts from customers	685	2,464
1.2 Payments for (a) staff costs	(1,023)	(4,207)
(b) advertising and marketing	—	—
(c) research and development	(348)	(821)
(d) leased assets	—	—
(e) other working capital	(814)	(3,812)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	12	23
1.5 Interest and other costs of finance paid	(147)	(480)
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	628

Net operating cash flows	(1,635)	(6,205)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

	Current	Year to date
	quarter	(12 months)
	$A’000	$A’000

1.8 Net operating cash flows (carried forward)	(1,635)	(6,205)

Cash flows related to investing activities
1.9 Payment for acquisition of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.10 Proceeds from disposal of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	—

1.14 Total operating and investing cash flows	(1,635)	(6,205)

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	140	7,111
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	—	886
1.18 Repayment of borrowings	(1)	(471)
1.19 Dividends paid	—	—
1.20 Other	(8)	(204)

Net financing cash flows	131	7,322

Net increase (decrease) in cash held	(1,521)	1,100

1.21 Cash at beginning of quarter/year to date	2,688	67
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of quarter	1,167	1,167

+	See chapter 19 for defined terms.

Appendix 4C Page 6	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	47

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

–
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

–
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000

3.1 Loan facilities	17,539	17,539

3.2 Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 7

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown
in the consolidated statement of cash flows) to the related	Current quarter	Previous quarter
items in the accounts is as follows.	$A’000	$A’000

4.1 Cash on hand and at bank	1,167	2,688

4.2 Deposits at call	—	—

4.3 Bank overdraft	—	—

4.4 Other (provide details)	—	—

Total: cash at end of quarter (item 1.23)	1,167	2,688

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))

5.1 Name of entity	—	—

5.2 Place of incorporation or registration	—	—

5.3 Consideration for acquisition or disposal	—	—

5.4 Total net assets	—	—

5.5 Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Brett Farmer	Date: 28 January 2011
(Company secretary)
Print name:	Brett Farmer

+	See chapter 19 for defined terms.

Appendix 4C Page 8	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
On 22 June 2010, the Company signed an equity line agreement with Dutchess Opportunity Fund II for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs.
During September, the Company completed a one for four rights issue that raised a total of $2.4 million. If fully subscribed the maximum amount that could have been raised was $3.1 million. To supplement this, the Company entered into subscription agreements totalling $1.7 million. $700k of this has already been received and the Company intends to seek shareholder approval to place the remaining amount.
The Company entered into its first product sales contract on 3 August 2010. The contract with the Correctional Services of Papua New Guinea, is to supply 500 MAUL weapons and 50,000 rounds of non-lethal ammunition for a total value of US$3,365,000. The Company expects to complete this contract over the course of the next 18 months following receipt of the initial deposit of US$673,000 due within 90 days of the contract date.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.
The results reported in this Appendix 4C were in line with Company expectations.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 9